HNO INTERNATIONAL INC. 41558 Eastman Drive Suite B Murrieta, CA 92562

November 12, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, DC 20549

Re: HNO INTERNATIONAL INC.
       Registration Statement on Form S-1 Filed October 27, 2023

File No. 333-275193

       Request for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, (the “Securities Act”), HNO International, Inc. (the “Company”) respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-275193), together with all exhibits thereto (the “Registration Statement”), with such withdrawal to be effective as of the date hereof or as soon as practicable hereafter. The Registration Statement was filed with the Commission on October 27, 2023 and was declared effective February 23, 2024.

Consistent with the public interest and the protection of investors contemplated by paragraph (a) of Rule 477 of the Securities Act, the Company is withdrawing this Registration Statement. The Company confirms that no securities were sold in connection with the offering.

If you have any questions regarding this matter, please contact the Company’s counsel, Brian Higley, Esq. at (801) 634-1984 or brian@businesslegaladvisor.com.

Sincerely,

/s/ Hossein Haririnia

Hossein Haririnia

Treasurer

(Principal Financial Officer)

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